Sub-Item 77C: Submission of matters to a vote of security holders

Wilmington Moderate Asset Allocation Fund

A Special Meeting of Shareholders of the Wilmington Moderate Asset Allocation Fund ("Moderate Fund") of WT Mutual Fund was held on August 21, 2009 to approve an agreement and plan of reorganization providing for (a) the transfer of all of the Wilmington Asset Allocation Fund's assets and liabilities to the Wilmington Conservative Asset Allocation Fund("Conservative Fund"), a series of the Trust, in exchange for shares of the Conservative Fund, and (b) the subsequent complete liquidation of the Moderate Fund.

All Shareholders of record at the close of business June 26, 2009 were entitled to attend or submit proxies. As of the record date the Moderate Fund had 3,280,666.12 shares outstanding. At the meeting, shareholders of the Moderate Fund approved the agreement and plan of reorganization of the Moderate Fund into the Wilmington Conservative Asset Allocation Fund.

The results of the voting for the proposal were as follows:

      Votes For          Votes Against           Votes Abstained
      1,779,832              1,491                    8,819